File No. 70-9037

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                     Amendment No. 1 to
                         Form U-l/A
             ___________________________________

                   APPLICATION-DECLARATION
                            under
       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             ___________________________________

                  Entergy Gulf States, Inc.
                       350 Pine Street
                   Beaumont, Texas  77701

     (Name of company filing this statement and address
               of principal executive offices)
             ___________________________________

                     Entergy Corporation
   (Name of top registered holding company parent of each
                   applicant or declarant)
             ___________________________________


                    William J. Regan, Jr.
                Vice President and Treasurer
                  Entergy Gulf States, Inc.
                      639 Loyola Avenue
                New Orleans, Louisiana  70113
         (Names and addresses of agents for service)
             ___________________________________

   The Commission is also requested to send copies of any communications in connection with this matter to:


                       Laurence M. Hamric, Esq.
                           Ann G. Roy, Esq.
                        Entergy Services, Inc.
                          639 Loyola Avenue
                        New Orleans, LA 70113

Item 1.   Description of Proposed Transaction

     Paragraph 1.1 is amended to add the words "Federal
Energy Regulatory" before the word "Commission" in line 13.

     Paragraph 1.1 is amended further to add the following sentence immediately before the last sentence of Paragraph
1.1:

     The resolution of these disputes in conjunction with the comprehensive settlement in the Cajun bankruptcy is the only consideration for the transfer of the Facilities to Entergy Gulf States.

     Paragraph 1.7 is added after Paragraph 1.6 as follows:

     1.7 The Company states that the requirements of Rule 53, with respect to exempt wholesale generators ("EWGs") as defined in Section 32 of the Act, and foreign utility companies ("FUCOs") as defined in Section 33 of the Act, and Rule 54 are and, assuming consummation of the proposed transactions, will be satisfied. As a result, pursuant to Rule 54, the Commission shall not consider the effect of the capitalization or earnings of its EWG or FUCO subsidiaries on the registered holding company system in determining whether to approve the proposed transactions.

                          SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                  ENTERGY CORPORATION
                                  ENTERGY GULF STATES, INC.


                                  By:   /s/ William J. Regan, Jr.
                                          William J. Regan, Jr.
                                     Vice President and Treasurer



Dated:  May 5, 1997